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                                                             Exhibit (a)(1)(ZZ)

                            [LETTERHEAD OF OMNICARE]
Omnicare                                                          news release
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           DELAWARE SUPREME COURT ACCEPTS NCS STOCKHOLDER-PLAINTIFFS'
                            INTERLOCUTORY APPEAL

      OMNICARE AND NCS STOCKHOLDER-PLAINTIFFS' APPEALS CONSOLIDATED AND
            TO BE HEARD BY THE ENTIRE DELAWARE SUPREME COURT

                  NCS Stockholder Meeting Postponed as a Result
                         of the Supreme Court's Decision

COVINGTON, Ky, December 5, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that the Delaware Supreme Court issued an order on December 4, 2002 vacating its earlier order refusing the NCS stockholder-plaintiffs' application for an interlocutory appeal from the Chancery Court order denying their motion for a preliminary injunction. The Court has now agreed to hear the plaintiffs' interlocutory appeal. The NCS stockholder-plaintiffs' claims against NCS HealthCare, Inc. (NCSS.OB), its board of directors and Genesis Health Ventures, Inc. (NASDAQ: GHVI) arise out of the proposed acquisition of NCS by Genesis.

Omnicare also announced that the Delaware Supreme Court ordered, on December 3, 2002, that Omnicare's appeal, which was previously heard by a panel of three Supreme Court Justices, be heard and determined by the entire Supreme Court sitting en banc. Omnicare has appealed the Chancery Court's orders dismissing Omnicare's breach of fiduciary duty claims against the NCS directors for lack of standing and entering summary judgment in favor of the defendants as to Omnicare's claim that Messrs. Outcalt's and Shaw's Class B common stock (ten votes per share) automatically converted to Class A common stock (one vote per share) upon execution of the voting agreements with Genesis.

In its December 4th order, the Delaware Supreme Court stated that the NCS stockholder-plaintiffs' appeal and Omnicare's appeals arise from the same operative facts and, therefore, should be consolidated and heard by the Court at the same time. These appeals will be heard by the entire Delaware Supreme Court on December 10, 2002.

As a result of the Delaware Supreme Court's decision, the NCS stockholder meeting will not be held on Thursday, December 5, 2002 and has been postponed until December 12, 2002.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.

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About the Company

Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 746,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.

Statements in this press release concerning Omnicare's expectations regarding the outcome of the litigation in the Delaware courts, together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays and further reductions in governmental reimbursement to customers and to Omnicare as a result of pressure on federal and state budgets due to the continuing economic downturn and other factors; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; increases or decreases in reimbursement; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.
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Contacts:

Cheryl D. Hodges                       Joele Frank / Andy Brimmer
Omnicare, Inc.                         Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                         (212) 355-4449, ext. 121